December 10, 2003 Jean-Bernard LEVY Chief Operating Officer UBS Warburg Media Conference

Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward- looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks: that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described in the presentation; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described in the presentation; that Vivendi Universal will be unable to further identify, develop and achieve synergies and success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

Vivendi Universal A Media & Telecom Company

A Media & Telecom Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Growth & Value creation businesses Turn-around businesses

NBC Universal Transaction Overview (1/2) Transaction Structure Consideration Retained Assets & Liabilities Total Value Delivered Vivendi and GE to form NBC-Universal by contributing VUE and NBC respectively At closing, GE will deliver $3.8 billion of cash to the VUE shareholders NBC-Universal will assume approximately $1.7 billion of VUE senior debt VU* will own 20% of NBC-Universal, but will retain certain liabilities VU will endorse the financial consequences of the Preferred shares IAC holds VU to retain ownership of stake in UCI (to be sold) VUE valued at $14bn 13.4x EBITDA of $1bn $600m of unconsolidated assets NBC-Universal valued at ~$ 43 billion * VU includes VUE minority interests unless otherwise indicated Next Steps Regulatory review Antitrust review (US, EC, other) FCC Opportunity to hold discussions with InterActiveCorp.

Synergies Exit Provisions Revenue synergies of $ 100 + million Pre-eminent promotion engine Content drives new platforms Ad sales opportunity Combined TV production Cost savings of $ 350 + million Advertising and promotion Sourcing Program development Overlapping structures Corporate support & IT VU has right to monetize up to $3 billion in 2006 GE / NBC will provide liquidity through public offering, cash or GE shares If NBC-Universal is not public, VU has further liquidity rights of up to $4 billion in each of 2007, 2008 and 2009, and all remaining interests in 2010 Once NBC-Universal is public, VU will get all further liquidity through market placements - capped at $4 billion per annum Note: VU includes VUE minority interests unless otherwise indicated NBC Universal Transaction Overview (2/2)

Networks & Stations Motion Pictures Production & Syndication Cable Networks Theme Parks East 44 31 8 13 4 NBC Universal - The New Company Company Overview 2003E Pro forma Revenues $13bn 2003 pro forma projections Revenues - ~$13bn EBITDA - ~$3bn Operating Margins - ~ 20% Debt - $1.7bn One of the world's most profitable & fastest growing media companies with an excellent management team VU will have three seats out of fifteen on NBC Universal's Board of Directors VU, GE and NBC Universal to continue to develop joint opportunities through strategic committee Broad balance of revenue sources Advertising ~ 50% Subscriber Fees ~ 10% TV production, movies and parks ~ 40%

Universal Music Group World's #1 music company and #3 music publisher Stable management team creates long-term partnership with artists Priorities Maintain the market leadership in an otherwise weak market Fight piracy and illegal file sharing with every means at the industry's disposal Support the continued development of a viable alternative to illegal file sharing Continue to support traditional retail Exploit new business opportunities (e.g. ring tones and expanding branding of artists) Restructure the Company to reflect the new economics (i.e. continue to take out costs) Strong recovery plan Note: VU has a 92% equity interest in UMG Ranking Source: IFPI

CANAL+ GROUP

Canal+ Group

- **French Pay-TV leader - 8 million subscriptions**
  - Canal + Premium Channel
    - Distributed on all platforms (terrestrial, satellite, cable)
  - Channels (sports, news, movies, etc.)
  - Canal + Distribution, CanalSatellite, NCNumericable
  - Studio Canal (library and movie production)
- **Low penetration rate in France: strong potential for growth**
  - Penetration rates: Pay TV 37%, Cable 10%, satellite 14%
- **Turn-around and €200 million cost-savings plan:**
  - Renegotiation and better allocation of programming costs
  - Overhead cost savings, headcount reductions, office consolidation
- **Growth drivers**
  - Subscription growth on existing and new platforms
    - Terrestrial, satellite, cable, DTT, DSL
  - Highly attractive, exclusive programming
  - Digitization and ARPU growth
  - Streamlining French satellite offer

Quick and successful turn-around

Note: VU has a 66% equity interest in CanalSatellite, a 64% interest in Multithematiques and a 49% interest in Canal+

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VIVENDI UNIVERSAL

Vivendi Universal Games PC, Console, handset and online games Strong popular franchises Multiple content synergies with VU's media companies Long-term partnership with 3rd party publishers and NBC-Universal Recovery plan Reorganization of worldwide operations Overhead reductions Enhance development process Growth opportunities Development of online games Growing consumption trend with profitable business model Helps fight piracy New technology cycle expected in near future Evaluation of opportunities - disposal, merger or acquisition Mid-term recovery with growth potential Note: VU has a 99% equity interest in VUG groupe cegetel SFR

SFR / Cegetel

- **Unique attractiveness of the French mobile market:**
  - Lowest penetrated Western European mobile market: 66% at September 30, 2003
  - Stable 3-player market structure
  - Very strong proportion of post-paid subscribers
- **Very strong fundamental performances at SFR:**
  - # 2 French mobile operator: ~35% market share (~14 million customers)
  - Focus on high value customer
  - Strong customer loyalty: 81% of SFR customers renews contracts
  - New drivers for growth: mobile entertainment and data services
  - Focus on cost management and value creation
    - Including cost and technology benefits from Vodafone
- **France's leading alternative wireline operator**
  - 3.5 million lines*
  - Profitable player
  - Strong development opportunities in DSL

Strong and recurring cash flow

* Source: ART

Note: Equity Interest in SFR/Cegetel: VU 56%, Vodafone 44%

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VIVENDI UNIVERSAL

Maroc Telecom #1 mobile player with ~ 70% market share in a fast-growing Moroccan mobile market ~ 8% per annum growth in mobile market Strong growth potential in post-paid mobile market and new value added services Only fixed line operator Internet provides opportunity for growth Benefits from synergies with SFR-Cegetel EBIT margins > 35% Significant headcount reduction over last two years Cash-flow and profitable growth Note: VU has a 35% equity interest in Maroc Telecom and plans to increase it to 51% by end of 2004

Results

Share Performance Value has been created in part due to: Selling assets at high multiples and buying assets at low multiples, including: VUP sold for ~10X 2002 EBITDA VUE sold for ~13.4X 2003 EBITDA Cegetel bought for ~8X 2002 EBITDA Several debt restructuring operations enabling Vivendi Universal to overcome its liquidity situation Management has focused businesses on generating cash flow and profits Share price up almost 40%* from July 2002 with new management team * Start date 7/3/02 share price &128;13.9, end date average of first week in December 2003 &128;19.28

YTD Results and FY 2003 Group Guidance For a reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to the December 2, 2003 Third Quarter earnings press release. Proportionate cash flow from operations excludes minority interest s The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. Actual numbers

2004 Priorities

2004 Priorities Drive the performance of the Media and Telecom assets Restructure Media / Entertainment assets Music: implement successful new business model and cost-cutting plans CANAL+ Group: pursue the on-going turn-around plan Games: launch a significant turn-around plan Yield significant profit growth from Telecom assets : Improve SFR performance (grow ARPU, develop data services) and prepare the launch of UMTS in the second half of 2004 Implement the Cegetel / TD merger and develop wireline market share Acquire an additional 16% of Maroc Telecom Close the NBC-Universal transaction

Additional 2004 Objectives Finalize approximately &128; 4bn of remaining disposals (including Veolia shares) plus 56.6m (~$2bn) of IAC shares Endeavor to resolve S.E.C. and C.O.B. investigations, Class Actions lawsuits and other pending litigations Optimize the value created by the tax losses carried forward

Vivendi Universal at End of 2004 A Media and Telecom company managed, profitable and with low debt Media and Telecom operating businesses either on growth or in turn-around progress Benefit from ~20% of NBC-Universal Net debt below &128;5 billion Investment grade profile A profitable company: Generating cash-flow Optimizing and developing the value of each business Resources available for proven investments and growth opportunities With cash available for dividends in 2005

Conclusion

Why Invest in VU? (1/2) Focused on two dynamic markets: Media & Telecom Towards a much simpler and more transparent business structure Exclusive access to individual world-class unlisted assets Media / Entertainment: recovery & value creation NBC-Universal: Strong value creation expected Canal+ Group: Quick and successful turn-around Music and Games: Mid-term recovery prospects Telecom: growing and profitable in an undervalued sector SFR-Cegetel & Maroc Telecom: 2 profitable growth companies

Why Invest in VU? (2/2) Management team credibility Delivered on its promises to VU shareholders Strong track record in turning companies around Committed to profitability, cash flow and value creation Substantial deferred tax assets of ~ &128;8 billion Company on track to be profitable and de-leveraged Strong potential investment and growth capacity Strong potential upside on current share price Net Asset Value consensus offers upside on current share price Quality of core assets deserves a premium

Appendices

Financial Overview

Media / Entertainment: 58% Non-Core: 7% Telecoms 35% Breakdown of 2003 Estimated Revenues: &128; 25bn (on a consolidated basis*) Revenues Overview *Cegetel 100% consolidated, 56% economic interest and Maroc Telecom 100% consolidated, 35% economic interest

2001PF 2002PF 2003E Revenue 27.73 28.73 25.6 2001PF 2002PF 2003E Op. Income 2.1 2.038 3.149 2001PF 2002PF 2003E CF from Ops. 1.224 2.629 3.302 2001PF 2002PF 2003E % CF from Ops. 0.01 0.731 1.7 (In Euro) 27.7bn 28.7bn Revenue: reduction of perimeter Operating Income Cash Flow from Operations Proportionate Cash Flow from Operations 2.1bn 2.0bn 1.2bn 2.6bn 0bn 0.7bn Financial Growth Est. 25bn The Pro Forma information illustrates the effect of the acquisition of the acquisition of the entertainment asets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occured at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002

Liquidity & Financial Flexibility Financing and Refinancing operations &128;8 billion of debt refinanced through 7 transactions over 16 months Average maturity of debt extended from 4.4 to 6.0 years Better balance between public debt and bank debt New 2.7 billion euro unsecured syndicated credit facility to be closed when the VUE deal closes Removal of significant contingent liabilities Elimination of a potential liquidity risk of approximately &128; 1.5 billion * * $812 million related to the unwinding of a Total Return Swap on AOL Time Warner shares after the cash disposal in April 2003 of the junior preferred shares in AOL Europe to AOL Time Warner; &128;840 million of bank guarantees canceled after the disposal of our stake in the Spanish telecom operator Xfera in August 2003 Restoring the financial credibility has been achieved: 5-year CDS now trade at <120 basis points over LIBOR, vs. 1,400 basis points in July-August 2002 Equivalent to an investment grade profile

Overview of Net Debt Position June 30, 2002 Dec. 31, 2002 June 30, 2003 Sept. 30, 2003 Dec. 31, 2003 June 30, 2004 Dec. 31, 2004 Est 18.8 12.3 13.7 12.8 13 5 Ouest 16.1 4 Veolia Environnement net debt 34.9 18.8 Net Debt Expected Evolution (in Euro billion) 16.3 12.3 13.7 ^ 5.0 Pro Forma for the acquisition of 26% of Cegetel Groupe in January 2003 12.8 ^13

Description of Businesses & Strategic Positioning

NBC Universal
(20% equity interest*)

Growth Drivers

- **Advertising** – Ratings/CPM/Ad market
- **Subscriptions** – Households/Fees
- **Licensing** – Hits
- **Direct-to-consumer** – In-home/VOD
- **Parks** – Tourism/Economy

Benchmark vs. Competition

	Rev. *	Op. Profit %	EV / 03E EBITDA **
NBC Universal	**$13 B**	**20%**	**14.0x**
Viacom	$17 B	19%	13.7x
AOL TW	$16 B	14%	11.2x
Fox	$12 B	12%	12.4x
Disney	$18 B	11%	14.8x

* Cable ad sales, cable fees, broadcast and Film & TV revenues only
** Source: General Electric

Regulatory / Environment

- **Networks & Stations** – Broadcast Licenses, competition from cable channels
- **Motion Picture** – Video-On-Demand
- **Cable Networks** – Channel expansion limits CPM and ratings growth

Long-Term Partnership

- **Development of joint opportunities through a strategic committee**
- **3/15 seats on NBC-Universal's Board**
- **Commercial agreements with VU's businesses**

* Subject to closing including VUE minority interests

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UMG Independents Sony Warner BMG EMI Est 25.9 25 14 11.9 11.1 12 Long-Term Partnership Universal Music Group (92 % equity interest) Growth Drivers Regulatory Environment Benchmark vs. Competition With the artists ... Very large catalog .... with retailers and online distributors ... New business models .... with management ... .... with NBC-Universal Quality of artists: investment in A&R Capacity to develop new artists Quality of management team Segmentation of brands & labels Very large catalog Weight of local repertoire Ability to develop new business models Enhance the recognition of the value of intellectual property Improve the legislation to protect copyrights Work with regulators to enforce existing legislation Duration of rights on music catalogs Potential decrease in European VAT rate 2002 Worldwide Recorded Music Market Share (Source: IFPI)

Canal+ Group

Growth Drivers

- **Canal+ Premium**
  - Growth in subscriber recruitments
  - Quality of exclusive programming
  - Successful transition from analog to digital
  - Subscriber loyalty: ability to maintain low churn
  - Image recognition and brand awareness
  - Ability to contain program cost inflation
- **CanalSatellite**
  - Subscriber growth
  - Exclusive content with strong appeal
  - ARPU growth through value-added services

Benchmark vs. Competition

- **Canal+ Premium**
  - Unique programming offer (movies, sports, ...) on the French market (4.9 million subscribers)
- **CanalSatellite**
  - Leading French satellite TV platform (2.6 million subscribers)
  - Profitable platform
  - One of the world's lowest churn rates
  - 85% subscriber satisfaction rate*
- **StudioCanal**
  - 5,000 film library (1,000 in English)

Regulatory / Environment

- **Canal+ Premium**
  - Licence awarded subject to conditions
  - Financing obligations towards French cinema
  - Negotiations with French soccer league

Long-Term Partnership

- **Co-shareholders in CanalSatellite, MultiThématiques and Lagardère Thématiques**
- **Operational / financial partnership**

* Source: CanalSatallite

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Vivendi Universal Games (99% Equity interest) Growth Drivers Regulatory Environment Benchmark vs. Competition Long-Term Partnership Strategic partnerships with publishers Distribution of 3rd party releases Development of licensed properties Co-development of games With NBC-Universal Self-regulatory rating system VUG adheres to the U.S. Entertainment Software Association Strong popular franchises Balanced product offer between platforms Quality of management & developers Secure quality content for popular games New technology cycles Online game growth # 2 in PC worldwide * # 6 publisher of consumer software worldwide * # 1 in action and role-playing games worldwide * Sources: Latest available 12 months as of Dec. 31, 2002 NPD Funworld, PC Data, Chart-Track, GFK, Inform, Interbase

SFR / Cegetel
(56% equity interest)

groupe cegetel

Growth Drivers

- **Mobile**
  - Lowest penetrated market in Europe: ~66%*
  - Data / new services drive ARPU growth
  - Focus on most profitable subscribers
  - Reinforce subscriber loyalty programs
- **Wireline**
  - DSL: main growth driver for future

Benchmark vs. Competition

- **Mobile**
  - 2nd largest operator in France*
  - 7th largest subscriber base in Europe**
  - SFR subscriber base grows faster than market
  - Highest ARPU on the French market
  - Best brand awareness among mobile players**
- **Wireline**
  - Largest alternative fixed player in France
  - Best brand awareness among alternative players

Regulatory / Environment

- **Mobile**
  - Cheapest UMTS licence in Europe
  - Stable 3-player market
- **Wireline**
  - Fixed-line opened to private competition in 1998
  - Opening of competition on local calls in 2002

Long-Term Partnership

groupe cegetel — vodafone

- **New financial structure of SFR-Cegetel *****
- **Benefit from synergies with Vodafone**
  - Purchasing power
  - Development of new products and services
  - International Global Accounts' management

* Source: ART ; ** Source: SFR-Cegetel

*** Subject to closing, expected by end-2003

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VIVENDI UNIVERSAL

Maroc Telecom
(35% equity interest)

Growth Drivers

- **Mobile**
  - Very low market penetration (~22%)*
  - Contract subscribers represent only ~5%
  - Target business customers for prepaid services
- **Wireline**
  - Monopoly situation: lines expected to be stable
  - Introduction of mobile competition

Benchmark vs. Competition

- **Mobile**
  - #2 telecom operator in Africa
  - 70% market share in 2002*
  - Benefits from synergies with SFR
- **Wireline**
  - Monopoly situation
  - Modern and fully digital network supporting all telecom services

Regulatory / Environment

- Regulatory authority: Agence Nationale de Réglementation des Télécommunications (ANRT)
- On-going privatization and liberalization of telecoms
- An international bid for a new entrant on the wireline market was unsuccessful in 2002

Long-Term Partnership



- Kingdom of Morocco owns 65%
- VU's Board decided to increase its stake from 35% to 51% in 2004
- Long-term operational and financial partnership

* Source: ANRT

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Additional 2004 objectives Additional 2004 Objectives

Endeavor To Resolve Pending Litigations C.O.B. investigation: Formal Report and Notice of Grievance were received. VU has three months from Oct. 31, 2003 to review, analyse and respond to the C.O.B. and can defend itself through due process rights S.E.C. investigation: Continue to cooperate with the S.E.C. in an effort to bring this investigation to an end in an efficient manner Class Action: The U.S. Federal Court has decided, at this preliminary stage of the proceedings, that the class action plaintiffs in the U.S. are entitled to proceed with most of their claims against VU VU intends to ask the Court to reconsider certain findings in its Opinion VU believes that plaintiffs' claims are without merit and will continue to defend against them vigorously.

Tax Situation &128; 8.3bn deferred tax assets on tax losses at June 30, 2003: &128; 11bn operating losses at a 35% tax rate &128; 20bn capital losses at a 20% tax rate &128; 0.45bn value incurred from other losses, mainly in the U.S. VU intends to manage these tax assets in order to draw value from the current situation Deferred tax liabilities of &128; 7.9bn at end-2002 &128; 244m capital gain tax paid in Canada in Q2 2003 No other cash impact expected, including the DuPont share redemption

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Alexandra Fichelson Associate Director alexandra.fichelson@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For financial and business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16